Exhibit 99.1 November 7, 2003, Investor Frequently Asked Questions and Answers

From time to time, Investor Relations will provide FAQs on various topics of interest to investors. The following is a compilation of frequently asked questions and answers.

Q	When will the Company know whether it will be litigating the IRS regarding the tax treatment of two interest rate swaps that the IRS is treating as loans from affiliate?

A

The Company expects to receive "statutory notice" from the IRS in the near future, officially stating the IRS's position that additional taxes are due related to this transaction. Within 90 days of receipt of statutory notice, the Company must respond to the IRS by either paying the amount requested or by deciding to litigate.

Q	How long will this matter take to litigate?

A	The Company cannot estimate the length of time it will take to litigate this matter.

Q	What is the probability the Company is successful in this litigation?

A

While the Company cannot estimate the probability of a successful result in any litigation, the Company and its advisors believe that the Company was in full compliance with the Internal Revenue Code and the regulations thereunder when it entered into the two interest rate swaps.

Q	Will the 2003 quarterly trend in earnings continue into the fourth quarter of 2003?

A

Fourth quarter 2003 earnings per share are expected to be below those reported for the third quarter (excluding the $350 million increase in litigation reserves) due to the following:

    Continued contraction in the worldwide hepatitis franchise due to intensified competition

    Further reductions in trade inventories

    Necessary investments in sales and marketing support to stabilize market shares for major products and for continued market penetration for ZETIA

    The agreement between the Company and AstraZeneca regarding the rights to sell certain products in Italy and Spain ceased as of September 30, 2003. The 2003 third quarter includes sales and profits of approximately $52 million related to this agreement. (This matter will continue to negatively impact the year-over-year comparisons throughout the first three quarters of 2004.)

Q	What impact has the recent credit rating downgrades had on the Company?

A

Following the recent credit rating downgrades, the Company's corporate credit ratings are "A+" from Standard & Poor's (S&P) and "A-3" from Moody's Investors Services (Moody's). The Company's short-term corporate credit rating is "A-1" from S&P and "P-2" from Moody's.

In general, lower ratings means higher borrowing costs. However, in the Company's case the incremental cost is not significant.

With respect to lower short-term ratings, the ability of commercial paper issuers with ratings such as those of the Company to issue or rollover commercial paper can, at times, be less than that of companies with higher short-term ratings. In addition, the total amount of commercial paper capacity available to such issuers is typically less than that of higher rated companies. The Company maintains sizeable lines of credit with commercial banks as well as cash and short-term investments to serve as alternate sources of liquidity and to support its commercial paper program.

As disclosed in its third quarter Form 10-Q, the Company currently is dependent upon short-term commercial paper to meet its financing needs, but intends to access the long-term capital markets under its existing shelf registration statement when it deems appropriate. In the event that prior to accessing the long-term capital market the Company's financing capacity in the commercial paper market becomes constrained or otherwise limited, the Company can draw upon alternative sources of liquidity, such as existing lines of credit and/or repatriation of cash held by foreign-based subsidiaries (the latter alternative may have potential income tax consequences).

With respect to lower long-term ratings, loan agreements and other financial instruments (e.g., swaps) frequently contain clauses requiring a company to maintain certain minimum levels of credit ratings. Failure to maintain these minimum levels can have financial consequences ("credit rating triggers").

As discussed in the Company's third quarter Form 10-Q, the Company has minimum credit ratings only in two sets of financial instruments. It has no such minimums in any outstanding debt obligations.

In the case of the two instruments, the Moody's rating is below the minimum but the S&P rating is above. Accordingly, the Company has not fallen below the minimum ratings (i.e., the credit rating trigger has not been "pulled"). However, if S&P were to lower its rating by two "notches" to "A-", the Company would be below the minimum specified in these agreements. S&P has indicated that "prolonged decline in earnings and cash flow may result in a further downgrade."

The consequence of falling below the minimum is termination of the financial instruments. One financial instrument would terminate 36 months following the "triggering"event and the second would terminate 60 days following the "triggering" event. In both cases, however, the likely financial consequences of early termination are limited to possible additional U.S. income taxes. The company is currently generating tax losses and the payment of any additional U.S. income taxes as a result of termination would come only after these losses have been absorbed.

For these reasons, the Company has concluded that failing to meet the minimum credit ratings in these financial instruments is not a material event impacting current liquidity and financial resources.

Finally, it is important to note that in the Company's case failing to maintain minimum credit ratings does not result in any acceleration of debt.

Disclosure Notice

These Frequently Asked Questions may contain "forward-looking statements" which relate to expectations or forecasts of future events. They use words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "project," "intend," "plan," "potential," "will," and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance. You can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts.

In particular, forward-looking statements include statements relating to future actions, earnings, sales efforts, regulatory matters, growth strategy and financial results.

Any or all of our forward-looking statements here or in other publications may turn out to be wrong. Our actual results may vary materially, and there are no guarantees about the performance of Schering-Plough stock. Schering-Plough does not assume the obligation to update any forward-looking statement.

You should carefully consider any forward-looking statement and should understand that many factors could cause actual results to differ from Schering-Plough's forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not.

For further details and a discussion of these and other risks and uncertainties, see Schering-Plough's Securities and Exchange Commission (SEC) filings, including Schering-Plough's 2003 Third Quarter 10-Q and future SEC filings.